Mail Room 4561

								October 13, 2005

Corey M. Horowitz
Chairman and CEO
Network-1 Security Solutions, Inc.
445 Park Avenue, Suite 1028
New York, NY  10022

	Re:	Network-1 Security Solutions, Inc.
		Amendment No. 1 to Registration Statement on Form S-2
		Filed September 27, 2005
		File No. 333-126013

		Form 10-K/A for the year ended December 31, 2004
		Form 10-Q/A for the period ended June 30, 2005
		File No. 1-15288

Dear Mr. Horowitz:

	We have reviewed your responses and have the following comments.

Form S-3

Selling Shareholders, page 17
1. Please see prior comment no. 1 in our letter dated June 29, 2005.
We note that your revised disclosure indicates in many instances the persons "believed by [you] to have" sole and/or shared dispositive control over the offered shares. Please tell us why you are relying on your "belief" as the basis for providing the required disclosure.
Alternatively, remove this qualifying language from the disclosure.
2. See prior comment no. 3. We note your revised disclosure on page
17 indicating that the selling shareholders you identify as affiliates of broker dealers did not purchase their share in the ordinary course of business. Please tell us and disclose how these holders obtained their shares if not in the ordinary course of business. To the extent that their purchases were not made in the ordinary course, these holders should be named as underwriters in the prospectus. Please advise.

``Incorporation of Certain Documents by Reference, page 14
3. We note your statement that "information that we file later with the SEC will automatically update and supersede the information in this prospectus." Form S-2 does not allow for forward incorporation by reference of later-filed documents. Please delete this statement from your prospectus.

Note Regarding Forward-Looking Statements, page 16
4. Section 27A(b) of the Securities Act and Section 21E(b) of the Exchange Act states that the safe harbor for forward-looking statements provided in these sections are not available for issuers of penny stock. Please revise to delete any reference to these sections or state that these safe harbors are not available to you.

Form 10-K/A for the year ended December 31, 2004

Form 10-Q/A for the period ended June 30, 2005

Controls and Procedures

5. See prior comment no. 4. We note your disclosure that your Chief
Executive Officer and Chief Financial Officer, have concluded that your disclosure controls and procedures were effective as of December
31, 2004 to alert them of information required to be included in periodic filings. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

6. Please be advised that amendments to the Company`s periodic
Exchange Act reports must be accompanied by Section 302 certifications as required by the Sarbanes-Oxley Act of 2002.
Please
revise accordingly.

Note A(1).  The Company, page F-6

`7. See prior comment no. 6. Revise the filing to present the gain on sale of assets associated with the suite of security software products as discontinued operations in the Company`s financial statements in accordance with SFAS 144. Confirm to us that there were no residual revenues or expenses incurred by the Company relating to the discontinued suite of security software products during fiscal year 2003 and 2004 that should also be reclassified to discontinued operations. If residual revenues and expenses were incurred, revise the filing to remove their effect from continuing operations to discontinued operations in accordance with generally accepted accounting principles.

Note D.   Stockholder`s Equity, page F-10
`````
8. See prior comment no. 7. We note your response to our previous comment no. 7 where you indicate that there was no deemed inducement offer that provided for a limited timeframe in which to convert common stock at a higher conversion rate. Tell us how you reached this conclusion given the Exchange Agreement dated April 13, 2004 between the Company and its preferred shareholders to convert their shares at a higher conversion rate at that date. Also, given the fact that the Company negotiated a higher conversion rate in order to eliminate certain preferential rights would also appear to imply that
you had an induced conversion rate.  Therefore, we do not
understand
how concluded that SFAS 84 and EITF D-42 do not apply. Please explain. Also, as the terms of the renegotiation of the Series D and
E Preferred Stock resulted in an increased conversion  rate of
1.25
shares of common stock (up from the original 1 for 1 conversion rate), it would appear that you have to recognize a deemed dividend from the embedded beneficial conversion feature in accordance with EITF 00-27, which should be included in the net loss attributable to common stockholders and the per-share amounts accordingly. Please explain or revise accordingly. Your response also indicates that the
Company believes the accounting applied was appropriate. Tell us specific accounting guidance that you applied in this transaction. `

      	Please direct any questions relating to the financial statements to Megan Akst at 202-551-3407 or to Kathy Collins, Branch
Chief, at 202-551-3499. Please direct all other questions to Maryse
Mills-Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned 202-551-3730.

								Sincerely,



      								Barbara C. Jacobs
      								Assistant Director

cc:  	Sam Schwartz, Esq.
      	Eiseman Levine Lehrhaupt & Kakoyiannis, P.C.
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Corey M. Horowitz
Network-1 Security Solutions, Inc.
October 13, 2005
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